SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

_____________________________

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the year ended December 31, 2001

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ________________ to ________________

Commission file number 1-3506

	A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Georgia-Pacific Corporation Salaried 401(k) Plan.

	B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Georgia-Pacific Corporation, 133 Peachtree Street, N.E., Atlanta, Georgia 30303.

 ________________________________________________________________________________________________________

Georgia-Pacific Corporation
Salaried 401(k) Plan

Financial Statements and Schedule
as of December 31, 2001 and 2000
Together With Auditors' Report

_________________________________________________________________________________
GEORGIA-PACIFIC CORPORATION SALARIED 401(k) PLAN FINANCIAL STATEMENTS AND SCHEDULE DECEMBER 31, 2001 AND 2000

TABLE OF CONTENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits--December 31, 2001 and 2000

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2001

NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

SCHEDULE SUPPORTING FINANCIAL STATEMENTS

Schedule I:	Schedule H, Line 4i--Schedule of Assets (Held at End of Year)--December 31, 2001

___________________________________________________________________________________________

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Participants of the
Georgia-Pacific Corporation
Salaried 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the GEORGIA-PACIFIC CORPORATION SALARIED 401(k) PLAN as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Georgia-Pacific Corporation Salaried 401(k) Plan as of December 31, 2001 and 2000 and the changes in its net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP
Atlanta, Georgia
May 13, 2002

___________________________________________________________________________________________

GEORGIA-PACIFIC CORPORATION SALARIED 401(k) PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2001 AND 2000

	2001	2000
	________________	_______________
CONTRIBUTIONS RECEIVABLE:
Employer	$ 2,090,798	$ 2,497,040
Participants	746,633	1,875,222
	________________	_______________
Total contributions receivable	2,837,431	4,372,262
	________________	_______________
INVESTMENTS, at market value, based upon quoted market prices:
Interest in master trusts (Note 5)	548,816,313	305,637,720
Mutual funds	2,044,708,417	1,036,176,205
INVESTMENTS, at cost:
Participant loans	60,815,586	31,115,824
	________________	_______________
Total investments	2,654,340,316	1,372,929,749
	________________	_______________
NET ASSETS AVAILABLE FOR BENEFITS	$ 2,657,177,747	$ 1,377,302,011
	================	==============

The accompanying notes are an integral part of these statements.

___________________________________________________________________________________________

GEORGIA-PACIFIC CORPORATION SALARIED 401(k) PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2001

NET INVESTMENT LOSS:
Interest and dividend income from investments	$ 41,578,757
Net depreciation in market value of mutual funds	(64,807,951)
Net loss from master trusts (Note 5)	(2,729,002)
Interest on participant loans	3,656,334
_______________
Total net investment loss	(22,301,862)
________________
CONTRIBUTIONS:
Participants	92,593,682
Employer	55,712,902
_______________
Total contributions	148,306,584
_______________
AMOUNTS DISTRIBUTED TO PARTICIPANTS	(163,263,010)
_______________
FEES	(115,050)
_______________
TRANSFER OUT OF PLAN (Note 1)	(72,920,879)
_______________
TRANSFERS INTO PLAN (Note 1)	1,390,169,953
_______________
NET INCREASE	1,279,875,736
_______________
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,377,302,011
End of year	$2,657,177,747
==============

The accompanying notes are an integral part of this statement.

________________________________________________________________________________________________________
GEORGIA-PACIFIC CORPORATION SALARIED 401(K) PLAN NOTES TO FINANCIAL STATEMENTS AND SCHEDULE DECEMBER 31, 2001 AND 2000

1.	ORGANIZATION AND PLAN DESCRIPTION

The following brief description of the Georgia-Pacific Corporation Salaried 401(k) Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering certain groups of salaried employees of Georgia-Pacific Corporation (the "Employer" or "Company") and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Plan assets are held in trust funds and are invested on the participants' behalf, with all investment earnings (losses) for each fund credited to the accounts of participants based on their proportionate share of the fund. Vanguard Fiduciary Trust Company (the "Trustee") is the trustee and custodian of the Plan.

Effective April 1, 2001, the Unisource Worldwide, Inc. Retirement Savings Plan merged into the Plan. In addition, the Fort James 401(k) Retirement Savings Plan, related to the Company's November 2000 acquisition of the Fort James Corporation, merged into the Plan effective October 1, 2001.

In August 2001, the Company completed the sale of a portion of its paper and pulp assets to Domtar, Inc. The participants affected by the sale were eligible to participate in a defined contribution plan sponsored by Domtar, Inc. As a result, the net assets of these respective participants were transferred to the Domtar, Inc. plan in late 2001.

Effective September 1, 2001, eligible employees may elect to participate in the Plan immediately. Prior to September 1, 2001, eligible employees could elect to participate in the Plan beginning on the first pay date in any month after completing three full calendar months of service.

Contributions and Vesting

The Plan allows participants to contribute up to 15% of their eligible compensation on a before-tax basis subject to the annual limitation specified by the Internal Revenue Code.

The employer matching contribution is 100% of before-tax contributions for the first 3% of compensation and $.50 for every $1.00 of before-tax contributions for the next 5% of compensation. Prior to September 1, 2001, participants became eligible for matching contributions beginning the first day of the month following the completion of one year of service. Effective September 1, 2001, the one-year service requirement was eliminated.

Contributions are transferred to the Trustee weekly and invested in the Vanguard Treasury Money Market Fund until they can be credited to participants' accounts and invested in accordance with the participants' investment elections. Earnings on the short-term investments are allocated to the participants' account balances once each year.

___________________________________________________________________________________________

Participants of the Plan are 100% vested in their contributions. Employer matching contributions become 100% vested after completion of three years of service or when an employee reaches age 59 1/2, dies, or becomes disabled.

The Plan allows participant contributions, and any investment income earned thereon, to be allocated between any of the available investment funds offered by the Plan. Participants may change investment allocations at any time. Employer matching contributions are invested based on the allocation chosen by the participant.

Forfeitures

Termination of employment for reasons other than retirement, disability, or death results in forfeiture of the nonvested portion of the employer matching contributions. Forfeitures are used to reduce future employer matching contributions. As of December 31, 2001 and 2000, forfeited account balances were $508,444 and $424,402, respectively.

Withdrawals and Termination

A participant may withdraw all or a portion of his/her account balance related to his/her after-tax contributions at any time. For withdrawals of after-tax contributions made in 1987 or later, a portion of such withdrawals will be treated as investment income, subject to income taxes in the year received. Contributions excluded from gross income for federal income tax purposes can be withdrawn only in the case of a financial hardship and are subject to taxes in the year received. The withdrawals (either full or partial) are paid in cash and result in a suspension of the right to make participant contributions to the Plan for a period of at least 12 months.

In the event of a participant's death, retirement, or disability, the participant or his/her beneficiary may elect to receive his/her entire account balance in cash and/or Georgia-Pacific Corporation--Group Common Stock, Georgia-Pacific Corporation--Timber Group Common Stock (prior to October 6, 2001) or Plum Creek Common Stock (subsequent to October 5, 2001). Alternatively, participants may elect an annuity option. If termination occurs for other reasons, only vested amounts are distributed to the participant, and nonvested amounts are forfeited. If a former participant returns to the employment of the Company within five years of the termination date, previously forfeited amounts are reinstated to the participant's account.

Participant Loans

The Plan allows participants currently employed by the Company to obtain loans equal to the lesser of $50,000 or 50% of their total vested account balances. Loans bear interest at a rate equal to the prime lending rate plus one at the date of origination of the loan. Loan repayments are generally made through payroll deductions and normally must be repaid within a five-year term unless the loan was used to purchase a primary residence, which could extend the term to 15 years. Loans become due and payable in full once a participant terminates employment. Interest rates ranged from 3.51% to 12% during the year ended December 31, 2001.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

___________________________________________________________________________________________

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires plan management to use estimates and assumptions that affect the net assets available for benefits and the changes therein. Actual results could differ from these estimates.

Investment Valuation

Investments are presented at market value. Market values of mutual funds and common stock are determined principally from quotations as reported on various securities exchanges. Participant loans are presented at cost, which approximates market value.

Investment securities, in general, are exposed to various risks, including credit, interest, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The net depreciation in the market value of mutual funds in the accompanying statement of changes in net assets available for benefits reflects the net difference between the market value and cost at the beginning and end of the year for mutual funds held throughout the year as well as the difference between the year-end market value and cost for mutual funds purchased during the year. For mutual funds sold or distributed during the year, the net depreciation reflects the net difference between the market value and the cost at the beginning of the year and the date of disposition.

3.	INCOME TAX STATUS

The Internal Revenue Service issued a determination letter dated July 22, 1996 stating that the Plan was designed in accordance with applicable Internal Revenue Code ("IRC") requirements as of that date. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. The plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

4.	INVESTMENTS

Investment Options

Assets held under the Plan were invested by the Trustee, as directed by the participants, in one or more of the following investment options:

Fixed Income Options

The general investment objective for these options is to provide a high level of current income.

The Vanguard Short-Term Treasury Fund is principally invested in short-term government bills, notes, and bonds and has an average maturity of two to three years.

The Vanguard Total Bond Market Index Fund invests in U.S. government bonds, high quality corporate bonds, and mortgage-backed securities. The objective of the Vanguard Total Bond Market Index Fund is to approximate the performance of the Lehman Brothers Aggregate Bond Index.

___________________________________________________________________________________________

The Loomis Sayles Bond Fund--Institutional Class is invested in bonds, including corporate and convertible bonds. This fund seeks to provide a high total investment return through a combination of current income and capital appreciation.

Company Stock Options

The Georgia-Pacific Group Stock Fund is invested principally in shares of Georgia-Pacific Corporation--Georgia-Pacific Group Common Stock.

Prior to October 6, 2001, the Georgia-Pacific Timber Stock Fund was invested principally in shares of Georgia-Pacific Corporation--Timber Group Common Stock. Effective September 22, 2001, the Plan no longer allows any transfers, including contributions, into the fund (Note 5).

Effective October 6, 2001, the Plum Creek Stock Fund is invested principally in shares of Plum Creek Timber Company, Inc. ("Plum Creek") Common Stock (Note 5).

Balanced Options

The objectives of these options are to conserve principal, pay current income, and achieve long-term growth of principal and income by investing in a combination of stocks, bonds, and cash reserves.

The Vanguard Balanced Index Fund is invested in two Vanguard funds: 60% in a stock fund and 40% in a bond fund. This option seeks to provide income and long-term growth of capital.

The Vanguard LifeStrategy Growth Fund is invested in four Vanguard funds: a stock fund, an international stock fund, a bond fund, and an asset allocation fund. This fund seeks to provide long-term growth of capital and income.

The Vanguard LifeStrategy Income Fund is invested in four Vanguard funds: a stock fund, two bond funds, and an asset allocation fund. This fund seeks to provide a high level of income.

The Vanguard LifeStrategy Conservative Growth Fund is invested in five Vanguard funds: a stock fund, an international stock fund, two bond funds, and an asset allocation fund. This fund seeks to provide a high level of income and moderate long-term growth of capital.

The Vanguard LifeStrategy Moderate Growth Fund is invested in four Vanguard funds: an international stock fund, a stock fund, a bond fund, and an asset allocation fund. This fund seeks to provide a reasonable level of income and long-term growth of capital.

Growth and Income Options

The goal of these options is to achieve long-term growth of principal and income and reasonable current income.

The Vanguard 500 Index Fund is invested in all of the 500 stocks included in the Standard & Poor's 500 Composite Stock Price Index in approximately the same proportion as represented in the index. The objective of this fund is to approximate the performance of the Standard & Poor's 500 Composite Stock Price Index.

The Vanguard Total Stock Market Index Fund is invested in a large sample of stocks that match certain characteristics of the Wilshire 5000 Equity Index. The investment objective of this fund is to provide long-term growth of capital and income.

___________________________________________________________________________________________

The Vanguard Windsor II Fund is invested in a diversified group of out-of-favor stocks of large capitalization companies. This fund's objective is to provide long-term growth of capital and income from dividends.

Growth Options

The objective of these options is to achieve long-term growth of capital; dividend income is incidental.

The Vanguard Extended Market Fund seeks to match the performance of the Wilshire 4500 Equity Index. This fund seeks to provide long-term growth of capital.

The Vanguard PRIMECAP Fund is invested in stocks of companies with above average prospects for continued earnings growth, strong industry positions, and skilled management teams. This fund seeks to provide long-term growth of capital.

Aggressive Growth Options

The goal of this option is to achieve maximum long-term capital growth by investing in stocks of small companies or narrow market segments.

The Vanguard Small-Cap Index Fund is invested in a large sample of stocks that match certain characteristics of the Russell 2000 Index Stocks. This fund seeks to provide long-term growth of capital.

Money Market Option

The goal of this option is to provide maximum current income consistent with preservation of capital and liquidity.

The Vanguard Treasury Money Market Fund is invested exclusively in U.S. government obligations.

International Option

The goal of this option is to achieve long-term growth of capital by investing in the stocks of companies located outside the United States.

The Vanguard International Growth Fund invests primarily in the stocks of companies based outside the United States. This fund seeks to provide long-term capital appreciation.
___________________________________________________________________________________________

Significant Investments

Individual investments that represent 5% or more of the fair value of net assets available for benefits are as follows as of December 31, 2001 and 2000:

	2001	2000
	____________	____________

Vanguard Short-Term Treasury Fund	$216,120,180	$214,651,104
Georgia-Pacific Group Stock Fund	515,453,687	269,524,947
Vanguard Balanced Index Fund	N/A	79,468,309
Vanguard LifeStrategy Growth Fund	167,475,688	N/A
Vanguard LifeStrategy Moderate Growth Fund	317,597,186	N/A
Vanguard 500 Index Fund	444,415,767	436,180,866
Vanguard PRIMECAP Fund	N/A	93,388,644
Vanguard Treasury Money Market Fund	278,421,927	70,403,177

5.

MASTER TRUSTS

Effective June 8, 1994, the assets of the Georgia-Pacific Group Stock Fund were transferred into the Georgia-Pacific Stock Fund Master Trust (the "Master Trust"). The Master Trust was established to hold, administer, and invest the assets of the Georgia-Pacific Stock Funds of certain defined contribution plans qualified under Internal Revenue Code section 401(k) administered by the Company.

On December 16, 1997, the shareholders of the Company approved the conversion of all Georgia-Pacific Common Stock into Georgia-Pacific Corporation--Georgia-Pacific Group Common Stock and to distribute one share of a new class of common stock, Georgia-Pacific Corporation--Timber Group Common Stock. As a result, the assets of the Master Trust were transferred on a pro rata basis into the newly created Georgia-Pacific Group Stock Fund Master Trust ("Group Master Trust") and the Georgia-Pacific Timber Stock Fund Master Trust ("Timber Master Trust"). On August 15, 2001, shareholders of Georgia-Pacific Corporation Timber Company ("G-P Timber") and Plum Creek approved the merger of the two companies. Effective October 6, 2001, G-P Timber shareholders received 1.37 shares of Plum Creek Common Stock in exchange for each share of G-P6 Timber Common Stock. As such, on October 6, 2001, the Timber Master Trust converted into the Plum Creek Stock Fund Master Trust ("Plum Creek Master Trust"). This investment option will be eliminated on or before October 6, 2002.

The market values of the master trusts are allocated to the individual participating plans based on the relative value of the assets of each plan. Interest income, dividends, and gains and losses (both realized and unrealized) are allocated daily to the individual participating plans based on the relative market values at the beginning of each day.

The Plan's interest in the Group Master Trust as of December 31, 2001 and 2000 is approximately 70% and 71%, respectively. A summary of the Group Master Trust as of December 31, 2001 and 2000 is shown below:

___________________________________________________________________________________________

	2001	2000
	_____________	____________

Investments, at market:

Georgia-Pacific Corporation Group Common Stock	$727,893,502	$380,478,505
Vanguard Treasury Money Market Fund	10,251,542	4,045,492
	_____________	____________
Total investments	738,145,044	384,523,997
	_____________	____________
Receivables
Interest	17,714	16,656
Other receivables	4,867,055	679,748
	_____________	____________
Total receivables	4,884,769	696,404
	_____________	____________
Less payables	2,716,643	4,054,729

	_____________	____________

                Total net assets
	$740,313,170	$381,165,672

	===========	==========

A summary of the net investment loss from the Group Master Trust for the year ended December 31, 2001 is shown below

Interest and dividends		$ 7,814,427
Net depreciation in market value of common stock		(25,204,032)
Investment expense		(187,785)
		______________

Net investment loss from the Group Master Trust
		$(17,577,390)
		______________

The Plan's interest in the Plum Creek Master Trust as of December 31, 2001 is approximately 80%. The Plan's interest in the Timber Master Trust as of December 31, 2000 is approximately 77%. A summary of the Plum Creek Master Trust as of December 31, 2001 and the Timber Master Trust as of December 31, 2000 is shown below:

	2001	2000
	_____________	_____________

Investments, at market:
Georgia-Pacific Corporation--Timber Group Common Stock	$ 0	$46,228,979
Plum Creek Common Stock	41,039,234	0
Vanguard Treasury Money Market Fund	1,393,140	487,389
	_____________	_____________
Total investments	42,432,374	46,716,368
	_____________	_____________
Receivables
Interest	977	3,040
Other receivables	127	11
	_____________	_____________
Total receivables	1,104	3,051
	_____________	_____________
Less payables	850,098	77,287
	_____________	_____________
Total net assets	$41,583,380	$46,642,132
	============	============
A summary of net investment income of the Plum Creek Master Trust for the year ended December 31, 2001 is shown below:

Interest and dividends

$ 2,802,673

Net appreciation in market value of common stock

12,973,796

Investment expense

(47,541)

____________

Net investment income from the Plum Creek Master Trust

$15,728,928

===========

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6.

PLAN TERMINATION

The Company has reserved the right to amend, modify, suspend, or terminate the Plan at any time. In the event the Company terminates the Plan, each participant's account balance would be fully vested.

7.

RELATED-PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds managed by the Trustee and shares of common stock of the Company, the administrator of the Plan. As such, these transactions qualify as party-in-interest transactions.

8.

RECONCILIATION TO THE FORM 5500

The Plan's net assets available for benefits at December 31, 2001 and 2000 include $15,728,119 and $1,619,349, respectively, for participants who have elected distributions but have not yet been paid. In the Plan's Form 5500, for the years ended December 31, 2001 and 2000, these amounts are reflected as benefit claims payable and are included in benefit payments to participants or beneficiaries.

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SCHEDULE I

GEORGIA-PACIFIC CORPORATION

SALARIED 401(K) PLAN

SCHEDULE H, LINE 4I--SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2001

Identity of Issuer and Investment Description

 Shares
or Face
Amount

Cost

Current
Value

________________________________________________

___________

______

_______________

FIXED INCOME OPTIONS:

*

Vanguard Short-Term Treasury Fund

20,524,234

(a)

$ 216,120,180

*

Vanguard Total Bond Market Index Fund

11,781,857

(a)

119,468,035

Loomis Sayles Bond Fund--Institutional Class

431,228

(a)

4,502,025

_______________

Total fixed income options

340,090,240

_______________

COMPANY STOCK OPTIONS:

*

Georgia-Pacific Group Stock Fund

18,669,094

(a)

515,453,687

Plum Creek Stock Fund

1,176,812

(a)

33,362,626

_______________

Total company stock options

548,816,313

_______________

BALANCED OPTIONS:

*

Vanguard Balanced Index Fund

5,175,901

(a)

92,441,584

*

Vanguard LifeStrategy Growth Fund

9,608,473

(a)

167,475,688

*

Vanguard LifeStrategy Income Fund

613,692

(a)

7,892,074

*

Vanguard LifeStrategy Conservative Growth Fund

1,554,021

(a)

21,849,530

*

Vanguard LifeStrategy Moderate Growth Fund

19,937,049

(a)

317,597,186

_______________

Total balanced options

607,256,062

_______________

GROWTH AND INCOME OPTIONS:

*

Vanguard 500 Index Fund

4,196,957

(a)

444,415,767

*

Vanguard Total Stock Market Index Fund

5,067,146

(a)

130,428,346

*

Vanguard Windsor II Fund

1,637,963

(a)

41,915,476

_______________

Total growth and income options

616,759,589

_______________

GROWTH OPTIONS:

*

Vanguard Extended Market Fund

549,079

(a)

12,678,212

*

Vanguard PRIMECAP Fund

2,242,342

(a)

115,525,441

_______________

Total growth options

128,203,653

_______________

AGGRESSIVE GROWTH OPTION:

*

Vanguard Small-Cap Index Fund

1,062,630

(a)

21,061,321

_______________

MONEY MARKET OPTION:

*

Vanguard Treasury Money Market Fund

278,421,927

(a)

278,421,927

_______________

INTERNATIONAL OPTION:

*

Vanguard International Growth Fund

3,525,358

(a)

52,915,625

_______________

*

PARTICIPANT LOANS (INTEREST RATES RANGING FROM 3.51% TO 12%)

60,815,586

_______________

Total investments

$2,654,340,316

==============

*Represents a party in interest to the Plan.

(a) Participant-directed.

The accompanying notes are an integral part of this schedule.

________________________________________________________________________________________________________

SIGNATURES

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GEORGIA-PACIFIC CORPORATION SALARIED 401(K) PLAN

By: GEORGIA-PACIFIC CORPORATION, as plan administrator

Date: May 14, 2001

By: /s/ Danny W. Huff

Danny W. Huff

Executive Vice President--Finance

        and Chief Financial Officer

________________________________________________________________________________________________________

INDEX TO EXHIBITS

 Exhibit
Number

Description

________________

___________________________________________________________________

23

Consent of Arthur Andersen LLP

99.1

Representation letter from Georgia-Pacific Corporation to the SEC regarding representation received from Arthur Andersen LLP pursuant to Temporary Note 3T to Article 3 of Regulation S-X.